Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

February 28, 2020

VIA EDGAR

Ms. Lisa Larkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	485(a) Filing for Eaton Vance Special Investment Trust (the “Registrant”) on behalf of:
Parametric 1-to-10 Year Laddered Corporate Bond Fund (the “Fund”)
Post-Effective Amendment No. 192 (1933 Act File No. 002-27962)
Amendment No. 179 (1940 Act File No. 811-01545) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to the comments you provided telephonically to the undersigned, Deanna Foley and Lindsey Langille on February 14, 2020 with respect to the Amendment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Amendment. The comments and Registrant’s responses thereto are as follows:

1.    Footnote 1 to the fee table for the Fund states that the Fund’s investment adviser and sub-adviser have agreed to reimburse the Fund’s expenses over certain amounts. Please confirm that the Fund’s sub-adviser is participating in the expense reimbursement. In addition, please confirm that the Fund’s Sub-Advisory Agreement and expense reimbursement agreement will be filed as exhibits.

Response: The Registrant confirms that, pursuant to the Fund’s Sub-Advisory Agreement, the sub-adviser and investment adviser bear the amount of any expense reimbursement in proportion to the Fund’s investment advisory fee and sub-advisory fee, respectively. The Fund’s Sub-Advisory Agreement and expense reimbursement agreement will be filed as exhibits to the Fund’s registration statement.

2.	Footnote 1 to the fee table for the Fund states that the Fund’s expense reimbursement arrangement will continue through December 31, 2020. The instructions to Item 3 of Form N-1A permit the Fund to reflect expense reimbursement arrangements in the fee table only if such arrangements will reduce Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement. Please either confirm that the Fund’s expense reimbursement arrangement will continue in effect for at least one year following the effective date of the Amendment or remove the referenced footnote and related line items from the expense table.

Response: The Registrant confirms that the Fund’s expense reimbursement arrangements will continue in effect until at least December 31, 2021. Footnote 1 will be updated accordingly.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

Vice President